

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

RECD S.E.C.
JUN 17 2003

The Representative,
State Bank of India,
2001, Pennsylvania Avenue,
N.W. Suite 625
Washington D.C. 20006.
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348



03022881

82-4524

जा. क्रमांक / No. : S&B/VR/2003/ 1636 दिनांक / तारीख / Date : 13.06.2003

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : SBI EQUITY SHARES
CANCELLATION OF GDRs

We enclose a letter addressed to SEC of USA and shall be glad if you arrange to send the same to them along with a self-addressed stamped envelope (with the address of our Department, as appearing on our letter head) to enable them to confirm receipt on the duplicate copy of the letter.

2. We thank you in anticipation of your attention to the matter.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : As Above

The Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

dlw 6/20

FILE NO. 82-4524



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/ 1637 दिनांक / तारीख / Date : 13.06.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : SBI EQUITY SHARES
CANCELLATION OF GDRs

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1604 dated the June 13, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2003/1604

दिनांक / तारीख / Date : 13.06.2003


RECD S.I.C
JUN 1 7 2003

Dear Sir,

LISTING AGREEMENT
SBI EQUITY SHARES
CANCELLATION OF GDRs

We have been advised by the ICICI Bank Ltd., the local custodian of the Bank of New York, the Depository Bank for our GDRs that 70,000 equity shares underlying to GDRs have been released by them on 16th May, 2003

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)


SHARES & BONDS
CORPORATE CENTRE, MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.